UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: September 21, 2020

Commission File Number: 0-28542

ICTS INTERNATIONAL, N.V.
(Translation of registrant’s name into English)

Walaardt Sacréstraat, 425-5,
1117 BM Schiphol Oost,
The Netherlands
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Apportionment of Certain Officers; Compensatory Arrangements of Certain Officers.

Mr. Ran Langer has announced his retirement from the Joint Managing Director position of ICTS International N.V (the “Company”). Mr. Langer has served as Managing Director of the Company since 2004 and has been working in different roles within the Company and its subsidiaries for more than 25 years. Mr. Langer has announced his retirement on mutual agreement with the Company, effective September 30, 2020, after celebrating his 75th birthday.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICTS INTERNATIONAL N.V.

By:	/s/ Alon Raich
Alon Raich, Managing Director

Dated September 21, 2020